Exhibit 99.1

Carbon Revolution Announces Preliminary Fiscal Second Quarter Results

–   Record Preliminary Fiscal Second Quarter Revenue of Approximately US$14.8 Million, up 177% Year-Over-Year   –

Geelong, Australia – February 14, 2024 - Carbon Revolution plc (Nasdaq: CREV)” (the “Company”) a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced preliminary financial results for the fiscal second quarter of 2024.

“Carbon Revolution delivered another quarterly revenue record in the fiscal second quarter of 2024, up 177% year-over-year to US$14.8 million1. This was driven by our program wins continuing to move into production and growth of existing programs. Looking ahead, we expect that strength to continue. Commercial momentum continues to be very strong, and we are continuing to expand capacity to support customer demand,” said Jake Dingle, CEO of Carbon Revolution.

For the year ended December 31, 2023, revenue increased 42% to US$40.3 million.

About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Limited, an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

1 All USD figures converted to USD at 0.7 for convenience and are unaudited.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) Carbon Revolution’s ability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all , (iii) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (iv) the failure to realize the anticipated benefits of the business combination and related transactions; (v) risks relating to the uncertainty of the costs related to the business combination; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (viii) risks related to our ability to meet financial covenants and other key covenants under existing financing arrangements, (ix) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and Israel-Hamas conflicts; (x) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (xi) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xii) risks related to Carbon Revolution’s industry; (xiii) changes in laws and regulations; and (xiv) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Shell Company Report on Form 20-F.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com